MANAGEMENT’S DISCUSSION AND ANALYSIS

March 5, 2013

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three months ended January 31, 2013, and our financial position as of January 31, 2013. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2012 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, and Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2012 AIF, and elsewhere in this MD&A. We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements. We do not undertake to update any forward-looking statements that may be contained herein, except as required by law.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

1 Business Overview

2 Our business
3 2013 business and corporate developments
5 Strategy and 2013 financial outlook
8 Financial highlights
9 Consolidated financial results

2 Segmented Financial Review

11 Targeted Therapies
12 Sterilization Technologies
13 Medical Isotopes
14 Corporate and Other

3 Quarterly Financial Analysis

15 Sequential financial analysis
18 Balance sheet insights

4 Consolidated Liquidity and Capital Resources

19 Cash flows
20 Liquidity
22 Litigation

5 Accounting and Control Matters

24 Recent accounting pronouncements
24 Disclosure controls and procedures
24 Internal control over financial reporting

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees worldwide.

We have organized our operations into a Business Unit model with two distinct Business Units: Targeted Therapies and Specialty Isotopes, each of which are supported by centralized corporate functions. The Specialty Isotopes Business Unit includes two segments: Sterilization Technologies and Medical Isotopes.

We report our operations as three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

Targeted Therapies
Our Targeted Therapies segment is focused on the targeted treatment of cancer. Our Targeted Therapies product, TheraSphere®, is used in the treatment of liver cancer by targeting the disease from within the body with concentrated radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient. TheraSphere is used in the treatment of both inoperable primary and metastatic liver cancer, and has approvals and is reimbursed in certain key markets.

We are currently conducting three clinical Phase III trials (trials to determine the effectiveness of a product):  i) STOP-HCC is a trial focused on obtaining full approval in the U.S. for TheraSphere as a treatment for primary hepatocellular carcinoma (HCC); ii) EPOCH is a trial intended to be used to obtain Pre-market Approval in the U.S. for treatment of metastatic colorectal cancer to the liver; and, iii) YES-P is a Europe-focused trial focused on a subset of primary liver cancer patients with portal vein thrombosis (PVT).

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes with about 90% of the procedures being for diagnostic purposes.

We sell a breadth of isotopes, which our customers incorporate into products that are used in medical procedures. Our primary product is Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).  We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada using equipment referred to as a cyclotron; these are reported as Cyclotron isotopes.  We are also a contract manufacturer of Bexxar®, a radiotherapeutic, and until early 2011 manufactured CardioGen-82®, a cardiovascular positron emission tomography (PET) imaging agent, which are reported under Contract Manufacturing.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at January 31, 2013 and March 5, 2013 was 61,909,101.

Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see the “Description of the Business” section in our 2012 AIF.

2013 business and corporate developments

Engaging in Review of Strategic Alternatives

During Q1 2013, the Company initiated a review of strategic alternatives with a view to enhancing shareholder value and creating new opportunities. Jefferies & Company has been engaged to advise and assist in this review. This review is ongoing and no decision has been made to enter into any specific strategic transaction or any other strategic alternative at this time. There can be no assurance that Nordion will enter into a transaction in the future. The Company does not plan to disclose or comment on developments regarding the strategic review process until further disclosure is deemed appropriate. Nordion intends to continue with planned business activities throughout the strategic alternatives review process.

Targeted Therapies

TheraSphere Growth

TheraSphere achieved 9% revenue growth during the first quarter (Q1) 2013 compared with Q1 2012. TheraSphere sales growth was primarily due to adoption by new clinics. TheraSphere revenue during Q1 2013 was relatively flat compared with Q4 2012.

While we believe fluctuations are a normal part of the growth of a high-value, niche product, such as TheraSphere, we continue to attempt to mitigate the impact of customer concentration through greater training and education for interventional oncology (IO) teams, securing new accounts, geographical expansion, and providing comprehensive support to existing customers.

TheraSphere Phase III Trials

In the United States, TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for primary liver cancer or HCC.  As previously disclosed, we are conducting three (3) Phase III clinical trials (STOP-HCC; EPOCH; and YES-P) with a view to seeking Pre-market Approval for TheraSphere from the FDA in the U.S.

Sterilization Technologies

Co-60 Shipments

The volume of Co-60 we shipped in Q1 2013 was slightly lower than Q1 2012 but significantly lower than Q4 2012. As previously disclosed, we continue to expect that Co-60 revenue in the second half of fiscal 2013 will be significantly higher than the first half. This is primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter.

Medical Isotopes

MAPLE Arbitration

On September 10, 2012, we announced the decision in the confidential arbitration with Atomic Energy of Canada Limited (AECL). Nordion was unsuccessful in its claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities.

As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL's costs, which could be material. In December 2012, AECL submitted total arbitration-related costs of approximately $46 million. In February 2013, Nordion filed its response to AECL’s costs submission asserting that the Company should pay approximately $22 million and AECL subsequently filed a reply to Nordion’s submissions. Nordion and AECL have agreed upon a schedule with the tribunal to determine the allocation of arbitration-related costs. The tribunal has scheduled proceedings to hear both parties during the Company’s Q3 2013. We expect to receive a decision thereafter.

The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 Isotope Production Facilities Agreement (IPFA). Nordion filed an amended statement of claim against AECL on January 18, 2013. The claim requests damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. AECL is required to file a statement of defense on or before April 15.2013. The parties have agreed on a preliminary schedule for proceeding in the IPFA claim under which documentary productions and discoveries are anticipated to begin during 2013. Based on the current schedule, a trial would not be expected to begin before mid-2014. For further details on this claim, see the “Litigation” section of this MD&A.

Shutdown of Competitor’s Reactor in Europe
Currently the primary reactor in Europe used to supply certain of our competitors is shut down. Additional orders resulting from this shutdown have had a positive impact on our Q1 2013 revenue and has resulted in an update to our forecast for Medical Isotopes revenue for fiscal 2013, which is further discussed in the “2013 financial outlook – update” section of this MD&A. We continue to receive additional orders as a result of this shutdown, however, its duration is unknown at this time.

National Research Universal (NRU) Supply Interruptions
We expect the NRU reactor to shut down for approximately one month in or around April 2013 for planned maintenance; however, the specific date of the shutdown has not yet been announced by AECL.

Corporate and Other

Internal Investigation

In 2012, we discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, we commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). We are currently unable to determine as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We continue to investigate and to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, we have developed and implemented a number of new and enhanced policies and procedures related to compliance. We have also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen our overall compliance framework.

Credit Facility

On January 25, 2013, we entered an $80 million Amended and Restated senior secured credit facility agreement with the Toronto-Dominion Bank (TD) and certain other financial institutions. The credit facilities consist of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. The latter facility is fully secured including a specific pledge of cash collateral. Cash pledged against the facility will be reported as restricted cash and will be unavailable for operations. The primary purpose of the $20 million revolving credit facility is for general corporate purposes. For further details on this new credit facility, see the “Liquidity” section of this MD&A.

As of January 31, 2013, we had $36.6 million of restricted cash pledged as cash collateral relating to this credit facility including a $33.6 million for outstanding letters of credit and $3.0 million of collateral issued against future letters of credit.

Partial Repayment of a Note Receivable from Celerion Inc.

As part of the consideration for the sale of MDS Pharma Services Early Stage business in 2010, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion Inc. (Celerion), which had a five-year term and bears interest at 4% per annum (the Note). See further discussion of this note receivable in “Balance sheet insights” section of this MD&A.

During Q1 2013, to facilitate a change in Celerion’s capital structure, Celerion offered to make an early payment to Nordion of $7.3 million in cash to reduce the unsecured portion of the Note principal amount by $9.0 million that would have otherwise been due in 2015. Effective January 30, 2013, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $9.0 million of the face value, or $7.5 million of the carrying value, in exchange for a $7.3 million cash payment received from Celerion. As a result, the Company recorded a loss of $0.2 million in Q1 2013. Following the early payment, the carrying value of the Note including interest and accretion was $7.2 million as of January 31, 2013.

Pension wind-up
In Q1 2013 we completed the wind-up of a pension plan associated with the former MDS Pharma Services business we sold in 2010.  As a result of the wind-up, we recorded a loss of approximately $7 million and made a pension settlement payment of $5.5 million in Q1 2013.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and 2013 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by exploring strategic alternatives for the Company and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the business and improving alignment within each of our business units.

Targeted Therapies
We currently are planning to continue to leverage our TheraSphere brand, market segment leadership, and operational excellence to create shareholder value by establishing a leadership position in the emerging Interventional Oncology (IO) market. We are investing in TheraSphere growth by conducting Phase III clinical trials which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options, which is expected to support clinical adoption and growth in Europe and Asia, and iii) expand European reimbursement. We also currently expect to continue to increase our investment in TheraSphere, including areas such as our European TheraSphere sales and marketing infrastructure and skills, building our medical affairs function, and entering key markets in Asia, both commercially and clinically. We also envisage selectively building an IO product portfolio through in-licensing, acquisition, and product development.

Specialty Isotopes

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in the relatively stable gamma sterilization – Co-60 market which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading position and strong margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g., GammaFIT) that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will allow us to continue our market leadership in this business, with flat to low percentage revenue growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our revenues and pursue a long-term reliable supply of reactor isotopes. We previously established a strategic framework relationship with the Open Joint Stock Company “Isotope” (Isotope) and were granted permission to enter negotiations with the Research Institute of Atomic Reactors (RIAR) to develop a new global supply of Mo-99.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the planned and unplanned NRU reactor maintenance shutdowns combined with delays and reduced back-up supply available to date have made this difficult.

2013 financial outlook - update

For fiscal 2013, we continue to expect our top three products (TheraSphere, Co-60, and Mo-99) to contribute approximately 80% of revenues and segment gross margins. As previously disclosed in our 2012 annual report, overall, total 2013 revenue and gross margin is expected to decline. This gross margin decline combined with planned investments in TheraSphere to drive future growth and an increase in pension expense are expected to result in a significant decline in segment earnings. We expect Q2 2013 revenue to be relatively flat compared to Q1 2013. However, we expect our overall segment earnings for Q2 2013 to decline compared to Q1 2013 primarily due to our continued investment in the Targeted Therapies business and the impact of the planned shutdown of the NRU reactor.

Our 2013 financial outlook reflects current exchange rates and is subject to the uncertainties described in this MD&A and the risk factors outlined in our 2012 AIF.

Targeted Therapies
Q1 2013 TheraSphere revenue growth of 9% over the same period last year was in line with management expectations. We expect TheraSphere revenue growth in the second half of fiscal 2013 to be stronger than in the first half of the year, and continue to forecast annual growth in the mid-teen range for fiscal 2013. Targeted Therapies’ segment gross margin percentage for 2013 is expected to be similar to 2012.

Nordion is establishing new distribution in Europe and the Middle East as part of its plan to drive global adoption and growth. During the first quarter, Nordion made progress in setting up these new distributors which are intended to support the Company’s growth plans.

As disclosed in our 2012 annual report, we continue to expect to significantly increase our selling, marketing, and support efforts for TheraSphere during 2013 through investing in medical affairs, sales and marketing, and initial investments in the Asian market including Hong Kong, Taiwan, Singapore, and South Korea for registration in late 2013 and into 2014. We expect to incur costs for our Phase III trials in fiscal 2013 in the range of $6 million to $8 million. We continue to expect Targeted Therapies will incur a segment loss in fiscal 2013.

Specialty Isotopes

Sterilization Technologies
We continue to expect Sterilization Technologies revenue in fiscal 2013 to be approximately the same as in fiscal 2012. We expect Co-60 revenue to be similar to 2012 with a slight decrease in volume largely offset by higher price. Gross margins are expected to decline slightly due primarily to higher product cost partially offset by higher price. We currently do not have orders for production irradiators in 2013.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to limit disruption to their operations.

Consistent with our revenue profile in 2012, we expect that Co-60 revenue in the second half of 2013 will be significantly higher than the first half.

Medical Isotopes
Currently the primary reactor in Europe used to supply certain of our competitors is shut down. We continue to receive additional orders as a result of this shutdown; however, its duration is unknown at this time. Based on additional orders resulting from this shutdown, we now expect our forecasted decline in Medical Isotopes revenue in the mid-teen percentage range compared to our original annual forecast of a 20% decline for fiscal 2013 compared with fiscal 2012. This revised forecast may vary further depending on the duration of shutdown of the primary reactor in Europe as well as any potential supply interruptions we may experience with the NRU reactor other than its planned one month shutdown.

We continue to expect our Contract Manufacturing activities in fiscal 2013 will primarily relate to the Bexxar product. We continue to expect to sell Strontium-82 (Sr-82) starting in Q2 2013.

Internal investigation costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation of the possible compliance issues as discussed in the “2012 business and corporate developments” section of this MD&A. The investigation is ongoing and we presently cannot estimate the duration or the cost of the overall investigation, or the work required to support regulatory and enforcement activities.

We incurred additional $4.1 million relating to the internal investigation during Q1 2013. Our current estimate for investigation and remediation costs for fees and other expenses relating to legal and other professional firms assisting us in this matter during fiscal 2013 is expected to be approximately $10 million. The cost in 2013 could vary significantly based on, among other things, requests from regulatory and enforcement authorities and/or new findings.

Corporate and Other
We continue to expect that fiscal 2013 corporate selling, general and administrative (SG&A) will increase compared to approximately $10 million in fiscal 2012, as we make additional investment in our compliance efforts to support our global operations.

SG&A for all segments
In fiscal 2013, we continue to expect our SG&A expense to increase compared with fiscal 2012 due to several factors. Our 2013 pension expense is expected to increase by approximately $7 million due to the impact of lower interest rates on the value of pension liabilities. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans.

AECL arbitration legal costs
Our legal costs associated with MAPLE arbitration cost determination and our pursuit of the lawsuit against AECL are expected to be approximately $2 million in fiscal 2013.

Depreciation
Depreciation expense is expected to decline by approximately $3.5 million in fiscal 2013 compared with fiscal 2012. This decrease is primarily because the significant portion of our computer systems became fully depreciated during Q2 2012.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights
	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012
Revenues
Targeted Therapies
TheraSphere	$12,038	$11,012
Sterilization Technologies
Cobalt	15,368	15,681
Sterilization – Other	1,062	455
	16,430	16,136
Medical Isotopes
Reactor	20,406	20,942
Cyclotron	2,854	3,098
Contract Manufacturing	1,936	1,827
	25,196	25,867
Consolidated segment revenues	$53,664	$53,015

Segment earnings (loss)
Targeted Therapies	$1,430	$3,113
Sterilization Technologies	3,516	4,454
Medical Isotopes	6,939	7,711
Corporate and Other	(2,817)	(1,915)
Total segment earnings	$9,068	$13,363

Depreciation and amortization	3,280	5,180
Restructuring recovery, net	11	(648)
AECL arbitration and legal costs	502	1,878
Pension settlement loss	7,003	-
Loss on Celerion note receivable	218	2,411
Internal investigation costs	4,124	-
Change in fair value of embedded derivatives	(287)	6,254
Consolidated operating (loss) income	$(5,783)	$(1,712)

Basic (loss) earnings per share	$-	$(0.01)

Cash and cash equivalents	$87,514	$71,166

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three months ended January 31, 2013 compared with the same period in fiscal 2012.

Consolidated financial results

	Three months ended January 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues
Revenues	$53,664	100%	$53,015	100%
Costs and expenses
Direct cost of revenues	25,859	48%	25,458	48%
Selling, general and administration	21,233	40%	16,045	30%
Depreciation and amortization	3,280	6%	5,180	10%
Restructuring recovery, net	11	-	(648)	(1%)
Change in fair value of embedded derivatives	(287)	(1%)	6,254	12%
Other expenses, net	9,351	17%	2,438	4%
Operating loss	$(5,783)	(11%)	$(1,712)	(3%)

Interest expense	(1,323)	(2%)	(1,173)	(2%)
Interest and dividend income	1,851	3%	1,780	3%
Income tax recovery	4,986	9%	218	-
Net loss	$(269)	(1%)	$(887)	(2%)

Gross margin	52%	52%
Capital expenditures from operations	$98	$2,311
Total assets	$422,131	$434,099
Long term financial obligations	$44,115	$44,881

Revenues
Revenues of $53.7 million in Q1 2013 increased by $0.6 million or 1% compared with the same period in fiscal 2012. Excluding the impact of foreign exchange revenues for Q1 2013 decreased 1% compared with the same period last year.

Relatively flat revenues in Q1 2013 compared to the prior year was mainly attributable to a 9% growth in TheraSphere due to an increase in doses sold, which was largely offset by decreases in Cobalt and Reactor revenues due to decreases in volume and pricing, respectively.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Similar to revenues, gross margin from operations of 52% in Q1 2013 was flat compared to Q1 2012.

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $21.2 million in Q1 2013 increased by $5.2 million compared with Q1 2012. The increase was primarily due to $4.1 million in internal investigation costs as well as an increase in pension expense of $1.8 million offset by lower AECL arbitration expenses of $1.4 million.  There was also a small unfavourable foreign exchange impact from the strengthening of the Canadian dollar relative to the U.S. dollar during Q1 2013. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $3.2 million for the three months ended January 31, 2013 decreased by $1.9 million compared to the same period in fiscal 2012. This decrease is primarily because the significant portion of our computer systems became fully depreciated during Q2 2012.

Restructuring charges

In Q1 2013, we recorded a nominal restructuring expense for certain adjustments made to the provision of Q4 2012 restructuring activity. We expect the majority of the remaining restructuring provision for 2012 and 2011 restructuring activities to be utilized during fiscal 2013.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income.

In Q1 2013, we recorded a gain of $0.3 million for the change in the fair value of the embedded derivatives compared to a loss of $6.3 million in Q1 2012.  The changes in the fair value of the embedded derivatives were primarily driven by the changes in our estimated notional supply amount and the U.S. to Canadian dollar exchange rates during the contract periods.  These gains and losses are for accounting purposes only and do not represent cash transactions in the period of reporting.

Other expenses, net

Other expenses, net, of $9.4 million for Q1 2013 included $7.0 million in pension settlement loss, $2.2 million in research and development (R&D) costs and $0.2 million loss on the Celerion note receivable. Losses relating to pension settlement and Celerion note receivable are further discussed in the “2013 business and corporate developments” section of this MD&A. Other expenses, net, of $2.4 million for Q1 2012 included $1.4 million in R&D costs and $2.4 million loss on the Celerion note receivable offset by $1.3 million gain in foreign exchange.

Interest income (expense), net

Net interest income for Q1 2013 was $0.5 million compared to $0.6 million in Q1 2012. The decrease was primarily due to an increase in interest expense for the write-off of previous deferred bank charges following our Amended and Restated credit facility entered into on January 25, 2013.

Income tax expense

For Q1 2013, we recorded a recovery of $5.0 million on the pre-tax loss from operations of $5.3 million which represents an effective tax rate of 94.9%. The tax recovery was determined by applying an estimated annual effective tax rate of 53.7% to pre-tax income and then recognizing various discrete tax items.  Discrete tax items primarily include:   1) $8.3 million release of reserves following a favorable settlement reached with tax authorities regarding an uncertain tax position, 2) an offsetting discrete adjustment increasing the valuation allowance of $3.8 million, and 3) various other small adjustments arising from re-assessments of prior years by tax authorities as a result of audit settlements.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

 2) Segmented Financial Review

Targeted Therapies

	Three months ended January 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues
Revenues
TheraSphere	$12,038	100%	$11,012	100%

Costs and expenses
Direct cost of revenues	3,434	29%	3,464	31%
Selling, general and administration	5,309	44%	3,702	34%
Other expenses, net	1,865	15%	733	7%
Segment earnings	$1,430	12%	$3,113	28%

Revenues
Revenues of $12.0 million for the three months ended January 31, 2013, increased by $1.0 million or 9% compared to the same period in fiscal 2012 primarily due to an increase in TheraSphere doses. As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 71% for Q1 2013 was 2% higher than Q1 2012 primarily due to a positive impact of incremental TheraSphere revenue as it has a relatively fixed cost over certain volumes. Partially offsetting this increase was the strengthening of the Canadian dollar relative to the U.S. dollar as a majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)
SG&A expenses of $5.3 million for Q1 2013 increased by $1.6 million compared to Q1 2012. The increase was primarily driven by higher TheraSphere sales and marketing activities as well as increased general and administrative support functions, primarily costs associated with health market access, clinical and medical affairs and management, along with an increase in pension related costs. Additionally, there was an unfavourable foreign exchange impact due to the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net, primarily include R&D expenses, which increased by $1.1 million in Q1 2013 compared to the same period in fiscal 2012 due to increased spending in TheraSphere clinical trials.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sterilization Technologies

	Three months ended January 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues
Revenues
Cobalt	$15,368	94%	$15,681	97%
Sterilization - Other	1,062	6%	455	3%
	16,430	100%	16,136	100%
Costs and expenses
Direct cost of revenues	8,586	52%	8,001	49%
Selling, general and administration	4,270	26%	3,650	23%
Other expenses, net	58	-	31	-
Segment earnings	$3,516	21%	$4,454	28%

Revenues
Revenues of $16.4 million for the three months ended January 31, 2013, increased by $0.3 million or 2% compared to the same period in fiscal 2012. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars so the strengthening Canadian dollar compared to the U.S. dollar positively impacted revenue. Excluding the impact of foreign exchange, revenues in Q1 2013 decreased by 1% compared to Q1 2012.

For Q1 2013, Co-60 revenues decreased by $0.3 million or 2% compared to the same period in fiscal 2012. The volume of cobalt shipped in Q1 2013 was down slightly from Q1 2012, primarily due to the quarterly variability of timing of shipments to our customers. There was also an impact from the relative difference in our mix of customers to whom Co-60 was sold in each respective period.

For Q1 2013, Sterilization – Other revenues increased by $0.6 million compared to the same period in fiscal 2012, which was primarily due to an increase in refurbishment work performed on existing production irradiators.

The quarterly profile of revenues for Sterilization Technologies can vary significantly due to the timing of our shipments to customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into their irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margin for our Sterilization Technologies segment was 48% for Q1 2013 compared to 51% in Q1 2012. The decrease in gross margin was primarily driven by lower Cobalt sales volumes covering slightly higher production support costs, the impact of difference in customer mix as described above, and the lower gross margin percentage that is generated from production irradiator revenue relative to the higher gross margin from the sale of Co-60.

Selling, general and administration (SG&A)
SG&A expenses of $4.3 million for Q1 2013 increased by $0.6 million compared to Q1 2012 due primarily to higher pension related costs. Additionally, there was a small unfavourable foreign exchange impacted by the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for the three months ended January 31, 2013 and 2012.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Medical Isotopes

	Three months ended January 31
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues
Revenues
Reactor	$20,406	81%	$20,942	81%
Cyclotron	2,854	11%	3,098	12%
Contract Manufacturing	1,936	8%	1,827	7%
	25,196	100%	25,867	100%
Costs and expenses
Direct cost of revenues	13,839	55%	13,993	54%
Selling, general and administration (a)	4,141	16%	3,619	14%
Other (income) expenses, net	277	1%	544	2%
Segment earnings	$6,939	28%	$7,711	30%
(a)   Excludes AECL arbitration and legal costs of $0.5 million (2012 - $1.9 million) for the three months ended January 31, 2013, which are not included in the calculation of segment earnings.

Revenues
Revenues of $25.2 million for the three months ended January 31, 2013, decreased by $0.7 million or 3% compared to the same period in fiscal 2012.  The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on the revenue. Reactor products accounted for 81% of Q1 2013 Medical Isotopes revenue, while cyclotron-based products and contract manufacturing accounted for 11% and 8%, respectively.

Reactor isotopes revenues decreased by 3% for Q1 2013 compared to the same period in fiscal 2012 due mainly to the price and volume of Mo-99 from our largest customers, which was largely offset by additional orders resulting from the shutdown of the primary reactor in Europe. As discussed in “2013 financial outlook – update” section of this MD&A, the duration of this shutdown is unknown at this time.

Cyclotron isotopes revenues were lower by 8% for Q1 2013 compared to the same period in fiscal 2012 primarily due to lower customer demand for Iodine-123 (I-123).

Contract manufacturing revenues were higher by 6% for Q1 2013 compared to the same period in fiscal 2012 due to higher sales price for Bexxar.

Gross margin
Gross margin of 45% for Q1 2013 was 1% lower compared to the same period in fiscal 2012, primarily due to the lower revenues for Mo-99 and Cyclotron products which tend to have a relatively fixed cost over certain volumes.

Selling, general and administration (SG&A)
SG&A expenses of $4.1 million for Q1 2013 increased by $0.5 million compared to Q1 2012, which was primarily due to higher pension related costs. Additionally, there was an unfavourable foreign exchange impacted by the strengthening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other (income) expenses, net are primarily foreign exchange revaluation gains and losses for the three months ended January 31, 2013 and 2012.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other

	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Costs and expenses
Selling, general and administration (a)	$2,887	$3,196
Other (income) expenses, net (b)	(70)	(1,281)
Segment loss	$(2,817)	$(1,915)
(a) Excludesinternal investigation costs of $4.1 million (2012 - $nil) for the three months ended January 31, 2013, which are not included in the calculation of segment earnings
(b) Excludes pension settlement loss of $7.0 million and  loss on Celerion note receivable of $0.2 million (2012 - $2.4 million) for the three months ended January 31, 2013, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
We incurred Corporate SG&A expenses of $2.9 million for the first quarter of fiscal 2013, which decreased by $0.3 million compared to the first quarter of fiscal 2012. This slight decrease in SG&A was primarily due to decreases in various legal expenses and favorable insurance adjustments in Q1 2013 compared to Q1 2012, partially offset by the impact of the strengthening of the Canadian dollar relative to the U.S. dollar.

Other (income) expenses, net
For the three months ended January 31, 2013, Other income, net are primarily related to foreign exchange revaluation gains and losses.  Other income, net for Q1 2012 included a $1.2 million foreign exchange gain.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2013	October 31 2012	July 31 2012	April 30 2012
Revenues
TheraSphere	$49,477	$12,038	$12,023	$13,024	$12,392
Targeted Therapies	49,477	12,038	12,023	13,024	12,392
Cobalt	92,089	15,368	31,020	31,841	13,860
Sterilization-other	3,639	1,062	1,291	304	982
Sterilization Technologies	95,728	16,430	32,311	32,145	14,842
Reactor	76,874	20,406	24,793	14,496	17,179
Cyclotron	15,234	2,854	3,567	5,203	3,610
Contract Manufacturing	8,176	1,936	1,977	2,273	1,990
Medical Isotopes	100,284	25,196	30,337	21,972	22,779
	$245,489	$53,664	$74,671	$67,141	$50,013
Segment earnings (loss)
Targeted Therapies	12,395	1,430	2,809	4,336	3,820
Sterilization Technologies	38,099	3,516	16,676	14,403	3,504
Medical Isotopes	28,667	6,939	11,251	4,572	5,905
Corporate and Other	(9,608)	(2,817)	(1,273)	(2,703)	(2,815)
	$69,553	$9,068	$29,463	$20,608	$10,414

Net (loss) income	$(28,011)	$(269)	$(43,505)	$12,302	$3,221
Basic and diluted (loss) earnings per share	$(0.45)	$-	$(0.70)	$0.20	$0.05

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	January 31 2012	October 31 2011	July 31 2011	April 30 2011
Revenues from continuing operations
TheraSphere	$44,615	$11,012	$10,884	$11,529	$11,190
Targeted Therapies	44,615	11,012	10,884	11,529	11,190
Cobalt	94,313	15,681	28,125	30,879	19,628
Sterilization-other	11,735	455	4,342	1,241	5,697
Sterilization Technologies	106,048	16,136	32,467	32,120	25,325
Reactor	80,415	20,942	21,916	15,695	21,862
Cyclotron	17,751	3,098	3,250	5,691	5,712
Contract Manufacturing	13,251	1,827	5,483	1,772	4,169
Medical Isotopes	111,417	25,867	30,649	23,158	31,743
	$262,080	$53,015	$74,000	$66,807	$68,258
Segment earnings (loss)
Targeted Therapies	12,508	3,113	2,196	4,142	3,057
Sterilization Technologies	43,930	4,454	14,480	15,311	9,685
Medical Isotopes	32,128	7,711	11,411	2,775	10,231
Corporate and Other	(13,079)	(1,915)	(327)	(3,040)	(7,797)
	$75,487	$13,363	$27,760	$19,188	$15,176

Income from continuing operations	$17,118	$(887)	$6,499	$4,693	$6,813
(Loss) income from discontinued operations, net of income taxes	(22,703)	-	402	(8,814)	(14,291)
Net income (loss)	$(5,585)	$(887)	$6,901	$(4,121)	$(7,478)
Basic and diluted (loss) earnings per share
- from continuing operations	$0.27	$(0.01)	$0.10	$0.07	$0.11
- from discontinued operations	(0.34)	-	0.01	(0.13)	(0.22)
Basic and diluted (loss) earnings per share	$(0.07)	$(0.01)	$0.11	$(0.06)	$(0.11)

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

Targeted Therapies

Targeted Therapies revenue of $12.0 million in Q1 2013 was flat compared to Q4 2012 as TheraSphere sales volume was approximately equal in both periods.

Sterilization Technologies

Sterilization Technologies revenues of $16.4 million in Q1 2013 significantly decreased by $15.9 million or 49% compared to Q4 2012, which was primarily due to an approximately 50% decrease in the volume of Co-60 shipped during Q1 2013 compared to Q4 2012. This is consistent with our 2013 financial outlook disclosed previously.

The quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into their irradiator. Therefore, we coordinate this process closely with our customers to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Medical Isotopes

Medical Isotopes revenue decreased by $5.1 million or 17% in Q1 2013 compared to Q4 2012. The decrease was primarily driven by lower Reactor revenue due to a decrease in Mo-99 price from our largest customer. In Q4 2012, we also recognized non-recurring revenue based on the receipt of payment from a customer for shortfalls in Mo-99 order volumes below minimum contract commitments. These impacts were partially offset by additional orders resulting from the shutdown of the primary reactor in Europe. As discussed in “2013 financial outlook – update” section of this MD&A, the duration of this shutdown is unknown at this time.

In Q1 2013, Cyclotron isotopes revenue also decreased by $0.7 million or 20% compared to Q4 2012, which was due to a decrease in sales volume of Sr-82 bulk, TI-201, and I-123.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $1.4 million in Q1 2013 decreased by $1.4 million or 49% compared to Q4 2012. This is mainly attributable to an increased investment in TheraSphere sales and marketing, R&D and product and market support costs, and higher costs relative to Q4 2012 for pension and incentive programs.

Sterilization Technologies

Sterilization Technologies segment earnings of $3.5 million in Q1 2013 decreased by $13.2 million or 79% compared to Q4 2012. This is primarily due to significantly decreased Co-60 volume and higher costs relative to Q4 2012 for pension and incentive programs.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes shipment or refurbishment of production irradiators. The irradiators, while important to future growth in Co-60 sales, are a relatively lower margin product than Co-60 sources.

Medical Isotopes

Medical Isotopes segment earnings of $6.9 million in Q1 2013 decreased by $4.3 million or 38% compared to Q4 2012. This is primarily due to the same reasons described above for quarter-to-quarter Reactor isotopes revenue decreases and higher costs relative to Q4 2012 for pension and incentive programs.

Corporate and Other

Corporate and Other segment loss of $2.8 million in Q1 2013 was higher by $1.5 million compared to Q4 2012 primarily due to relative increase in stock-based compensation expenses. Our share price decreased approximately $3 per share during Q4 2012 resulting in a significant reversal of stock-based compensation expenses in Q4 2012 whereas our share price moderately increased during Q1 2013.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Items that impact the comparability of the operating (loss) income include:
•
Results for the quarter ended October 31, 2012 included a $3.6 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.5 million restructuring charge primarily due to our strategic realignment.

•
Results for the quarter ended January 31, 2012 included a $6.3 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.4 million loss on Celerion note receivable.

•
Results for the quarter ended October 31, 2011 included a $13 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $1.0 million restructuring charges.

•
Results for the quarter ended January 31, 2011 reflect an $18.6 million embedded derivative gain driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $0.1 million and $0.6 million, respectively, as of January 31, 2013. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $59 million at January 31, 2013, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million and a note receivable from Celerion, carried at $7.2 million. The face value of the note as of January 31, 2013 is $8.0 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The note has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of January 31, 2013, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $43.8 million as of January 31, 2013. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.8 million as of January 31, 2013. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Deferred tax assets
We have recorded current and non-current deferred tax assets of $56.5 million as of January 31, 2013.  These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada.

Assets and liabilities related to captive insurance

As of January 31, 2013, our captive insurance liabilities include outstanding loss reserves of $1.3 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.5 million is included in Other long-term liabilities as at January 31, 2012. Partially offsetting these liabilities is restricted cash of $3.7 million included in Restricted Cash.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have not paid the $9.5 million settlement payment pending the outcome of this new claim.

Accrued liabilities also includes a provision of $8.3 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Cash provided by operating activities	$14,112	$9,385
Cash used in continuing investing activities	(36,257)	(2,011)
Cash used in continuing financing activities	-	(9,759)
Effect of foreign exchange rate changes on cash and cash equivalents	299	(516)
Net decrease in cash and cash equivalents during the period	$(21,846)	$(2,901)

Summary of cash flow activities for the three months ended Q1 2013
The primary cash inflows in the first quarter of fiscal 2013, excluding those associated with our product revenues included:
•	$7.3 million of non-recurring payment from Celerion related to a note receivable;
•	$8.3 million settlement related to certain litigation matters;
•	$8.7 million federal tax refunds;

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$36.2 million increase in restricted cash for outstanding letters of credit;
•	$7.4 million for internal investigation costs;
•	$5.5 million for pension settlement;
•	$4.1 million in prepaid insurance payments;
•	$3.8 million for restructuring, retained leases, and litigation costs.

The remaining net cash inflow of $10.9 million is primarily related to profitability from our operations and other changes in working capital.

Operating activities
Cash provided by our operating activities for Q1 2013 was $14.1 million compared to $9.4 million for Q1 2012. We recorded a net loss of $0.3 million for Q1 2013, which includes a non-cash change in the fair value of embedded derivatives of $0.3 million gain and a loss on Celerion note receivable of $0.2 million. In Q1 2013, our accounts receivable decreased by $11.8 million, our accounts payable and accrued liabilities decreased $6.7 million, and our inventories increased by $5.7 million primarily driven by the timing of our receipt and sale of Co-60.

Investing activities
We used cash of $36.3 million for investing activities in Q1 2013 compared with cash used of $2.0 million in Q1 2012. Our activities in Q1 2013 primarily include an increase in restricted cash of $36.2 million as pledged cash collateral for the letters of credit issued under our Restated and Amended credit facility. We also had capital asset additions of $0.1 million.

Financing activities
We did not use any cash for financing activities in Q1 2013 compared with $9.8 million used in Q1 2012.  In Q1 2012, we repurchased and cancelled a portion of our Common shares for $3.5 million and paid $6.2 million of cash dividends declared in December 2011.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity

(thousands of U.S. dollars)	January 31 2013	October 31 2012	Change
Cash and cash equivalents	$87,514	$109,360	(21,846)
Current ratio	1.8	2.0	(10%)

Our cash and cash equivalents of $87.5 million as of January 31, 2013 was $21.8 million lower than the $109.4 million we had as of October 31, 2012. As discussed in the “Cash flows” section above, the decrease was primarily due to a significant increase in restricted cash of $36.2 million as pledged cash collateral for the letters of credit issued under our Restated and Amended credit facility. We also paid $7.4 million of internal investigation costs, $5.5 million of pension settlement, $4.1 million of insurance prepayments and $3.8 million of restructuring, retained leases, and litigation costs. The decrease in cash and cash equivalents was partially offset by $10.9 million net cash inflow from our operations and other changes in working capital, $7.3 million cash received for partial early repayment of Celerion note receivable, $8.3 million settlement related to certain litigation matters and $8.7 million in federal tax refunds.

Our current ratio of 1.8 as of January 31, 2013 remained relatively flat compared to 2.0 as of October 31, 2012 as decreases in current assets were offset by proportionate decreases in current liabilities. The decline in the current assets was primarily due to a decrease in cash and cash equivalents as well as accounts receivable. The offsetting decline in the current liabilities was mainly due to a decrease in our accounts payable and accrued liabilities primarily reflecting the timing of payments and accruals in the quarter.

As of January 31, 2013, our restricted cash of $40.3 million (Q4 2012 - $3.9 million) related to $33.6 million of outstanding letters of credit held primarily for our site decommissioning and the funding of our pension liabilities, $3.0 million collateral issued against future letters of credit as well as $3.7 million related to funds for insurance liabilities.

Credit facility
Amended and Restated Credit facility
On January 25, 2013, we entered into a $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The loan agreement includes customary positive, negative and financial covenants.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of January 31, 2013, we have not used the credit facility for borrowing; however, we had $33.6 million of letters of credit issued under this credit facility as well as $3.0 million of collateral issued against future letters of credit.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2013, and based on the continued decline in real interest rates in Canada, we expect our funding in 2013 to increase by $1 million to $2 million. Based on the actuarial valuation completed in Q3 2012 related to January 1, 2012, our annual funding requirements were approximately $14 million, including approximately $3 million of current service cost contributions in calendar year 2012, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $16.0 million, including $2.9 million funded in Q1 2013. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

Following the U.S. Internal Revenue Services’ approval on a proposed settlement of our defined benefit plan in the U.S. relating to the former MDS Pharma Services operations, we completed a lump-sum and annuity buyout of all participants’ balances in this U.S. pension plan and recorded a $7.0 million pension settlement loss in Q1 2013.

Future liquidity risk and requirements
Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand, cash flows generated from operations, and borrowing from our line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, internal investigation costs, litigation costs including the MAPLE lawsuit, contingent liabilities including payment of AECL legal costs in relation to the arbitration with AECL, FDA-related settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $33.6 million of letters of credit, $3.0 million of collateral issued against future letters of credit as well as certain foreign exchange forward contracts written against the facility. In 2013 we continue to expect a significant increase in our letters of credit as a result of approximately $16 million currently expected increase in our site decommissioning letter of credit and the funding of pension liabilities. If we were to lose access to our credit facility and/or have increased cash requirements for operations or other liabilities, the company may be required to obtain additional capital.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters, and lease obligations for office locations in King of Prussia, Pennsylvania and Bothell, Washington. We have estimated the cost of future lease payments, net of expected sublease revenue, where applicable, to be approximately $0.3 million. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. A schedule for the hearing of motions has yet to be set, however initial hearings may occur during our fiscal 2013. Both parties filed motions in May 2012 related to the claim. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $44.1 million as of January 31, 2013, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of January 31, 2013, was $200.8 million compared with $194.8 million as of October 31, 2012, primarily due to a net loss of $0.3 million and a pension adjustment net of tax of $5.7 million resulting from the settlement of our defined benefit plan in the U.S. relating to the former MDS Pharma Services operations.

During the fourth quarter of fiscal 2012, we suspended our dividend and cancelled our 2012 Normal Course Issuer Bid (NCIB).

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of January 31, 2013, we held approximately $40 million (October 31, 2012 – approximately $33 million) notional amount of foreign exchange forward contracts designated as cash flow hedges. During Q1 2013, we recorded $0.3 million realized loss and $0.3 million unrealized gain for our foreign exchange forward contracts designated as cash flow hedges. As of January 31, 2013, we held no derivatives designated as fair value or net investment hedges.

As of January 31, 2013, we identified a nominal amount for embedded derivative assets with a fair value of $0.1 million (October 31, 2012 - $nil) and embedded derivative liabilities with a fair value of $0.6 million (October 31, 2012 - $0.8 million), which have a total notional amount of approximately $59 million (October 31, 2012 – approximately $49 million). During Q1 2013, we recorded a $0.3 million gain for the change in the fair value of the embedded derivatives, compared to a $6.3 million loss in Q1 2012.

Litigation
For full descriptions of our material litigation, see the “Legal Proceedings” section of our 2012 AIF.

MAPLE
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  On September 10, 2012, we announced that we had received the decision in its confidential arbitration with AECL and was unsuccessful in our claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that our claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, we were not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL’s counterclaim against us for damages for breach of contract in the amount of $250 million (C$250 million) and other relief.  The appeal period has expired and neither party appealed the decision.  The arbitrators have yet to decide on the issue of costs, and requested that we and AECL make submissions. As the decision of the tribunal favors AECL, we may be responsible for a portion of AECL’s costs, which could be material. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million). We filed a response to AECL’s costs submissions asserting that Nordion should pay approximately $22 million, to which AECL filed a reply, during February 2013. The Tribunal has scheduled an oral hearing relating to costs submission to occur during our fiscal third quarter, with a decision expected to be provided thereafter.

In addition to the arbitration, in 2008 we also filed a court claim against AECL and the Government of Canada. Our claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, we sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that we may set off the damages owing to us by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by us to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between us and the Government of Canada for $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. The arbitration decision under the 2006 Agreement left it open for us to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA.

We are continuing to vigorously pursue our rights under the 1996 IPFA.  We filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA.  The claim requests damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.  The damages claimed are for the recovery of our costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA).  Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by Nordion under the IPFA no longer included the Government of Canada and the damages claimed are substantially lower than in the original statement of claim.  During the first quarter of fiscal 2013, Nordion and the Government of Canada have since agreed to the discontinuance of the IPFA action against the Government of Canada without costs.  Nordion and AECL also have agreed on a preliminary schedule for the proceedings relating to the IPFA.  AECL is required to file a defence on or before April 15, 2013 responding to our amended statement of claim.  Documentary productions and discoveries are anticipated to begin thereafter during 2013.  Based on the current schedule, the matter is expected to be set down for trial before mid-2014.

In the meantime, we have notified AECL that we intend to continue to require isotope supply from AECL while we continue to explore alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.  The 2006 Agreement provides in this regard that commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as we have established a satisfactory, long-term alternative supply.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. We have filed an Answer and intend to vigorously defend this action. Discoveries are ongoing, and no trial date has been set. To date, attempts to mediate the claim have been unsuccessful.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. We have filed a Statement of Defence and are vigorously defending this action. Examinations for discovery are currently ongoing.

BioAxone BioSciences
During the third quarter of fiscal 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug, and claims that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim.

Nordion Inc. Interim Report January 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters

Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” which requires an entity to provide additional information about the amounts reclassified out of accumulated other comprehensive income by component.  ASU 2013-02 supersedes and replaces the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12 for all public and private entities.  ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  We plan to adopt ASU 2013-02 on February 1, 2013, which is not expected to have a significant impact on our consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.  ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2013-01 on November 1, 2013.  ASU 2013-01 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010):  Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of January 31, 2013.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the evaluation performed as at October 31, 2012 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2012, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. In particular, several large divestitures of Nordion, Inc. businesses occurred in fiscal periods that are currently undergoing, or have yet to undergo, audits by taxation authorities.  Certain of these divestitures were larger than the remaining current Nordion business. Management has not yet completed the process of evaluating the accounting and reporting of its income tax accounts based on these complex and large transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.

Management has determined that the most effective balancing of costs, control, and shareholder interests is to work with the taxation authorities to expedite the audits, resolve issues, and close out the fiscal years audit exposure. This initiative has been ongoing for several years. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During Q1 2013, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years and to work with taxation authorities to expedite their audits and to resolve audit issues on a timely basis. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

As described above, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Management has implemented a number of measures since the end of fiscal 2010 designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	the hiring of additional tax specialists into our tax group;
•
the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;

•	working with various taxation authorities to expedite their audits of our open tax years;
•	the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
•	further strengthening of the design of internal controls over complex and non-routine transactions.

The measures noted above have allowed us to make substantial progress on this matter but as at January 31, 2013, we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our AIF; and our success in anticipating and managing those risks: availability of supply of reactor-based isotopes; business interruptions; the Company’s primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption in the U.S.; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company’s credit facility agreement; shareholder activism; sources of supply; reimbursement risk; an unfavourable outcome of one of the Company’s clinical trials for TheraSphere®; external forces may result in significant declines in pricing and/or sales volumes; the Company’s primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company’s business, financial condition, and results of operations are subject to significant fluctuation; current and future litigation and regulatory proceedings; risks relating to the Company’s defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; outcome of the Company’s arbitration with AECL and its lawsuit against AECL; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; regulations may reduce demand for the Company’s products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Interim Report January 31, 2013